```






Mail Stop 6010							April 3, 2006

Johnny Lee
President
Amerasia Khan Enterprises, Ltd.
353 West 7th Avenue
Vancouver, BC
Canada V5Y 1M2

Re:	Amerasia Khan Enterprises, Ltd.
	SB-2/A filed March 27, 2006
      File No. 333-130084

 Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and related transactions, p. 28

We note your response to prior comment 3 and your revisions to the financial statements to show the expense as compensation. 1. Please revise all the disclosures in your filing to consistently reflect this reclassification. Please address the following items:
a. Please revise the inception-to-date totals of compensation and total general and administrative expenses on your statements of operations on page F-2 to include the reclassified amount;
b. Please revise your reported amounts for total expenses in the summary financial data on page 5 for the nine months ended December
31, 2005 and inception-to-date to include your reclassified amount;
c. Please revise your disclosure on page 28 to no longer refer to the loss on debt settlement;
d. Please revise your MD&A disclosure of inception-to-date operating expenses on page 36 to include the reclassified amount;
e. Please review and revise your Executive Compensation information to reflect these revisions; and
f. Any other section in the registration statement wherein the revision is applicable.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

****

You may contact Mark Brunhofer at (202) 551-3638 or Don Abbott, at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3715 with any other
questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	Scott Doney
      Cane Clark
   	3723 East Warm Springs Rd
   	Las Vegas, NV 89120
   	F: 702-944-7100